Exhibit 12.1

Altria Group, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended 9/30/17	For the Years Ended December 31,
		2016	2015	2014	2013	2012
Earnings before income taxes	$7,645	$21,852	$8,078	$7,774	$6,942	$6,477
Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(335)	(800)	(755)	(1,011)	(993)	(1,229)
Dividends from less than 50% owned affiliates	434	739	495	459	443	404
Fixed charges	552	768	821	879	1,104	1,165
Interest capitalized, net of amortization	—	—	14	6	(7)	(4)

Earnings available for fixed charges	$8,296	$22,559	$8,653	$8,107	$7,489	$6,813

Fixed charges:
Interest incurred (1)	$539	$750	$805	$861	$1,087	$1,148
Portion of rent expense deemed to represent interest factor	13	18	16	18	17	17

Fixed charges	$552	$768	$821	$879	$1,104	$1,165

Ratio of earnings to fixed charges (2)	15.0	29.4	10.5	9.2	6.8	5.8

(1)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(2)	The ratio of earnings to fixed charges for the year ended December 31, 2016 includes the pre-tax gain of approximately $13.9 billion as a result of the AB InBev/SABMiller plc business combination. Excluding this gain, the ratio of earnings to fixed charges would have been 11.3 for the year ended December 31, 2016.